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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 17)1

                              Jefferies Group, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0001
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    472319102
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|   Rule 13d-1(b)
|_|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

----------
      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 472319102                    13G                     Page 2 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Jefferies Group, Inc. Employee Stock Ownership Plan (the "ESOP"), Plan Administrator of the ESOP (the "Administrator"), and the ESOP Trust.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.
              SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      The ESOP is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The ESOP Trust holds the assets of the ESOP. The assets of the ESOP Trust have a situs in, and the ESOP and the ESOP Trust are construed, enforced, and administered according to the laws of the State of California.
--------------------------------------------------------------------------------
 Number of Shares                         5.    Sole Voting Power
   Beneficially
  Owned by Each                                 3,831 shares of common stock at
 Reporting Person                               December 31, 2004
       With                               --------------------------------------
                                          6.    Shared Voting Power

                                                0 shares of common stock at
                                                December 31, 2004
                                          --------------------------------------
                                          7.    Sole Dispositive Power

                                                3,831 shares of common stock at
                                                December 31, 2004
                                          --------------------------------------
                                          8.    Shared Dispositive Power

                                                6,362,176 shares of common stock
                                                at December 31, 2004
--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,366,007 shares of common stock at December 31, 2004

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row (9)

      11.1%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      EP
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 472319102                    13G                     Page 3 of 7 Pages
-------------------                                            -----------------

Item 1.

      (a)   Name of Issuer:

            Jefferies Group, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            520 Madison Avenue, 12th Floor, New York, New York 10022

ITEM 2.

      (a)   Name of Person Filing:

            Jefferies Group, Inc. Employee Stock Ownership Plan (the "ESOP"); Plan Administrator of the ESOP (the "Administrator"); and The ESOP Trust.

      (b)   Address of Principal Business Office or, if none, Residence:

            Jefferies & Company, Inc.
            c/o Melvin W. Locke, Jr.
            11100 Santa Monica Blvd., 12th Floor, Los Angeles, California 90025

      (c)   Citizenship:

            The ESOP is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The ESOP Trust holds the assets of the ESOP. The assets of the ESOP Trust have a situs in, and the ESOP and the ESOP Trust are construed, enforced, and administered according to the laws of the State of California.

      (d)   Title of Class of Securities:

            Common Stock, par value $.0001

      (e)   CUSIP Number:

            472319102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

       (a)  |_|   Broker or dealer registered under Section 15 of the Act (15
                  U.S.C. 78o);

       (b)  |_|   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

       (c)  |_|   Insurance company as defined in Section 3(a)(19) of the Act
                  (15 U.S.C. 78c);

       (d)  |_|   Investment company registered under Section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8);

-------------------                                            -----------------
CUSIP No. 472319102                    13G                     Page 4 of 7 Pages
-------------------                                            -----------------

       (e)  |_|   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

       (f)  |X|   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

       (g)  |_|   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(ii)(G);

       (h)  |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i)  |_|   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

       (j)  |_|   Group, in accordance with Rule13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

      The following sets forth beneficial ownership information at December 31, 2004:

      (a)   Amount beneficially owned: 6,366,007

      (b)   Percent of class: 11.1%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 3,831

            (ii)  Shared power to vote or direct the vote: 0

            (iii) Sole power to dispose or direct the disposition of: 3,831

            (iv)  Shared power to dispose or direct the disposition of:
                  6,362,176

      At December 31, 2004, a total of 6,366,007 shares of common stock of Jefferies Group, Inc. (the "Company") were held in the ESOP Trust, of which 6,362,176 shares were allocated to the accounts of participants.

      The Plan Administrator is a committee of at least three members appointed by the Board of Directors of the Company. All acts of the Plan Administrator are by a majority of the committee members. The Plan Administrator is the principal fiduciary with respect to the operation and maintenance of the ESOP, with authority to determine the timing of the purchase of shares of common stock.

      Any securities purchased by the ESOP are purchased by Wells Fargo Bank, the trustee of the ESOP Trust (the "ESOP Trustee"), as directed by the Plan Administrator. The Plan Administrator, the ESOP, the ESOP Trust, and the ESOP Trustee may be deemed to have shared dispositive power over the common stock held in the ESOP Trust.

-------------------                                            -----------------
CUSIP No. 472319102                    13G                     Page 5 of 7 Pages
-------------------                                            -----------------

      The terms of the ESOP provide for the voting rights associated with the common stock held by the ESOP Trust to be passed through and exercised exclusively by the participants in the ESOP to the extent that such securities are allocated to ESOP participants' accounts. Any shares held in the unallocated account maintained by the ESOP Trustee prior to their allocation to the accounts of ESOP participants are voted by the ESOP Trustee at the direction of the Plan Administrator. As of December 31, 2004, 6,362,176 shares of common stock held in the ESOP Trust were allocated to the accounts of ESOP participants, and 3,831 shares of common stock held in the ESOP Trust were held in an unallocated account for future use.

      The current  members of the committee  acting as Plan  Administrator  are:
Richard B. Handler,  Chief Executive Officer and a Director of the Company; John
C. Shaw, Jr., President, Chief Operating Officer and a Director of the Company; Joseph A. Schenk, Executive Vice President and Chief Financial Officer of the Company; and Melvin W. Locke, Jr., Director of People Services of Jefferies & Company, Inc. (a wholly owned subsidiary of the Company). Pursuant to Rule 13d-4, each such member disclaims beneficial ownership of shares of common stock that may be deemed to be beneficially owned by the ESOP Trust, except that each such member does not disclaim beneficial ownership of those shares in which he has beneficial ownership as a participant in the ESOP.

      At December 31, 2004, Mr. Handler beneficially owned, in his individual capacity, 4,499,176 shares of common stock, representing approximately 7.5% of the outstanding class of common stock at that date. The number of shares beneficially owned by Mr. Handler includes approximately 52,988 shares allocated to his account under the ESOP (as to which shares he has sole voting power and no dispositive power). Except as otherwise indicated in the preceding sentence, and except for 20 shares held in an account for the benefit of Mr. Handler's child (as to which shares he has shared voting and dispositive power), Mr. Handler has sole voting and sole dispositive power over the shares beneficially owned by him at December 31, 2004.

      At December 31, 2004, Mr. Shaw beneficially owned, in his individual capacity, 1,388,033 shares of common stock, representing approximately 2.4% of the outstanding class of common stock at that date. The number of shares beneficially owned by Mr. Shaw includes approximately 134,514 shares allocated to his account under the ESOP (as to which shares he has sole voting power and no dispositive power). Except as otherwise indicated in the preceding sentence, Mr. Shaw has sole voting and sole dispositive power over the shares beneficially owned by him at December 31, 2004.

      At December 31, 2004, Mr. Schenk beneficially owned, in his individual capacity, 229,456 shares of common stock, representing approximately 0.4% of the outstanding class of common stock at that date. The number of shares beneficially owned by Mr. Schenk includes approximately 1,568 shares allocated to his account under the ESOP (as to which shares he has sole voting power and no dispositive power). Except as otherwise indicated in the preceding sentence, and except for 60 shares held in accounts for the benefit of Mr. Schenk's children (as to which shares he has shared voting and dispositive power), Mr. Schenk has sole voting and sole dispositive power over the shares beneficially owned by him at December 31, 2004.

      At December 31, 2004, Mr. Locke beneficially owned, in his individual capacity, 102,779 shares of common stock, representing approximately 0.2% of the outstanding class of common stock at that date. The number of shares beneficially owned by Mr. Locke includes approximately 57,638 shares allocated to his account under the ESOP (as to which shares he has sole voting power and no dispositive power). Except as otherwise indicated in the preceding sentence, Mr. Locke has sole voting and sole dispositive power over the shares beneficially owned by him at December 31, 2004.

-------------------                                            -----------------
CUSIP No. 472319102                    13G                     Page 6 of 7 Pages
-------------------                                            -----------------

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Under the instruments governing the ESOP and the ESOP Trust, the ESOP Trustee is empowered to receive or direct the receipt of dividends from, and the proceeds from the sale of, all shares held in the ESOP Trust for the exclusive benefit of the participants in the ESOP.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

      Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF A GROUP.

      Not Applicable.

ITEM 10. CERTIFICATION.

      By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-------------------                                            -----------------
CUSIP No. 472319102                    13G                     Page 7 of 7 Pages
-------------------                                            -----------------
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date :  February 4, 2005

      Plan Administrator, Jefferies Group, Inc. Employee Stock Ownership Plan

      Jefferies Group, Inc. Employee Stock Ownership Plan

      Jefferies Group, Inc. Employee Stock Ownership Plan Trust

            By: Plan Administrator, Jefferies Group, Inc. Employee Stock
                Ownership Plan

                By: /s/ Melvin W. Locke, Jr.
                ---------------------------------
                       Melvin W. Locke, Jr.